Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Burger King Worldwide, Inc.:

We consent to the use of our report dated February 21, 2014, with respect to the consolidated balance sheets of Burger King Worldwide, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the joint information statement/circular.

/s/ KPMG LLP

Miami, Florida

November 3, 2014

Certified Public Accountants